

# SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



03022165

6 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the Financial Results Announcement dated 5 May 2003, Re: Quarterly Report for the third quarter ended 31 March 2003 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

# Financial Results

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 05-05-2003 06:30:45 PM
Reference No SC-030505-9BD73

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SILVERSTONE CORPORATION BERHAD (formerly known as ANGKASA MARKETING BERHAD)** |
| * Stock name | : | **SILSTON** |
| * Stock code | : | **5061** |
| * Contact person | : | **WONG PHOOI LIN** |
| * Designation | : | **SECRETARY** |

## Part A1 : QUARTERLY REPORT

| | | |
|---|---|---|
| *** Quarterly report for the financial period ended** | : | **31-03-2003** |
| *** Quarter** | : | **○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other** |
| *** Financial Year End** | : | **30-06-2003** |
| *** The figures** | : | **○ have been audited ● have not been audited** |

**Please attach the full Quarterly Report here:**



Silston.xl Appiii.do

**Remarks:**

## Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

**Summary of Key Financial Information for the financial period ended**
*** 31-03-2003**

| | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER * | PRECEDING YEAR CORRESPONDIN G QUARTER | CURRENT YEAR TO DATE * | PRECEDING YEAR CORRESPONDIN G PERIOD |
| | **31-03-2003** | **31-03-2002** | **31-03-2003** | **31-03-2002** |
| | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 |

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD )

Secretary

| | | | | | |
|---|---|---|---|---|---|
| 1 | Revenue | 105,723 | 120,148 | 316,520 | 594,282 |
| 2 | Profit/(loss) before tax | 115,628 | -30,058 | 107,559 | -83,991 |
| 3 | Profit/(loss) after tax and minority interest | 128,514 | -23,921 | 123,584 | -66,079 |
| 4 | Net profit/(loss) for the period | 128,514 | -23,921 | 123,584 | -66,079 |
| 5 | Basic earnings/(loss) per share (sen) | 88.26 | -54.08 | 159.40 | -149.39 |
| 6 | Dividend per share (sen) | 0.00 | 0.00 | 0.00 | 0.00 |

| | | AS AT END OF CURRENT QUARTER* | AS AT PRECEDING FINANCIAL YEAR END |
|---|---|---|---|
| 7 | Net tangible assets per share (RM) | 0.7500 | -1.4000 |

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

**Part A3 : ADDITIONAL INFORMATION**

| | | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|---|
| | | CURRENT YEAR QUARTER* | PRECEDING YEAR CORRESPONDING QUARTER | CURRENT YEAR TO DATE* | PRECEDING YEAR CORRESPONDING PERIOD |
| | | 31-03-2003 | 31-03-2002 | 31-03-2003 | 31-03-2002 |
| | | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 |
| 1 | Profit/(Loss) from operations | 138,047 | -4,018 | 171,313 | -18,705 |
| 2 | Gross interest income | 5,340 | 1,393 | 9,813 | 12,155 |
| 3 | Gross interest expense | 15,934 | 22,645 | 50,506 | 62,476 |

**Note: The above information is for the Exchange internal use only.**

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD )

*Secretary*

05 MAY 2003



# SILVERSTONE CORPORATION BERHAD

**( formerly known as ANGKASA MARKETING BERHAD )**

(Incorporated in Malaysia) (41515-D)

## Interim Report for the

## Third Quarter Ended

## 31 March 2003

# SILVERSTONE CORPORATION BERHAD (41515-D)

( formerly known as ANGKASA MARKETING BERHAD )

(Incorporated in Malaysia)

## Interim report for the third quarter ended 31 March 2003

The figures have not been audited.

## CONDENSED CONSOLIDATED INCOME STATEMENTS

| | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER 31/3/2003 RM'000 | PRECEDING YEAR CORRESPONDING QUARTER 31/3/2002 RM'000 | CURRENT YEAR TO DATE 31/3/2003 RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 31/3/2002 RM'000 |
| Revenue | 105,723 | 120,148 | 316,520 | 594,282 |
| Operating expenses | (138,430) | (125,559) | (352,057) | (625,142) |
| Other operating income | 5,340 | 1,393 | 9,813 | 12,155 |
| Impact of Group Wide Restructuring Scheme ("GWRS"): | | | | |
| - Waiver of principal by lenders | 146,077 | - | 146,077 | - |
| - Over provision of finance costs | 19,337 | | 19,337 | |
| Gain on disposal of subsidiary and associated companies | - | - | 31,623 | - |
| Profit/(Loss) from operations | 138,047 | (4,018) | 171,313 | (18,705) |
| Finance costs | (15,934) | (22,645) | (50,506) | (62,476) |
| Share in results of associated companies | (6,485) | (3,395) | (13,248) | (2,810) |
| Profit/(Loss) before taxation | 115,628 | (30,058) | 107,559 | (83,991) |
| Taxation | (3) | (724) | (164) | (972) |
| Profit/(Loss) after taxation | 115,625 | (30,782) | 107,395 | (84,963) |
| Minority interests | 12,889 | 6,861 | 16,189 | 18,884 |
| Net profit/(loss) for the period | 128,514 | (23,921) | 123,584 | (66,079) |
| Earnings/(loss) per share (sen): | | | | |
| - Basic | 88.26 | (54.08) | 159.40 | (149.39) |
| - Fully diluted | 88.26 | (54.08) | 159.40 | (149.39) |

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

## SILVERSTONE CORPORATION BERHAD (41515-D)

( formerly known as ANGKASA MARKETING BERHAD )

(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2003 (Cont'd)

The figures have not been audited.

## CONDENSED CONSOLIDATED BALANCE SHEETS

| | AS AT END OF CURRENT QUARTER 31/3/2003 RM'000 | AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000 |
|---|---|---|
| Property, plant and equipment | 788,134 | 558,928 |
| Associated companies | 238,834 | 284,984 |
| Investments | 219,501 | 41,994 |
| Deferred tax assets | 23,158 | - |
| Deferred expenditure | 1,117 | 1,462 |
| Goodwill on consolidation | 13,871 | 14,610 |
| Current assets | | |
| - Inventories | 165,066 | 143,585 |
| - Trade and other receivables | 403,048 | 708,245 |
| - Short term deposits with financial institutions | 87,710 | 112,992 |
| - Cash and bank balances | 38,831 | 28,565 |
| | 694,655 | 993,387 |
| Current liabilities | | |
| - Trade and other payables | 396,388 | 776,465 |
| - Short term borrowings | 514,077 | 1,044,437 |
| - Tax liabilities | 62,885 | 58,667 |
| - RM Bonds and USD Denominated Consolidated and Rescheduled Debts | 109,927 | - |
| - Provisions | - | 80,522 |
| | 1,083,277 | 1,960,091 |
| Net current liabilities | (388,622) | (966,704) |
| | 895,993 | (64,726) |
| Financed by: | | |
| Share capital | 338,857 | 147,451 |
| Reserves | (36,452) | (338,455) |
| Shareholders' funds | 302,405 | (191,004) |
| Minority interests | 98,047 | 113,540 |
| Long term borrowings | 5,539 | 12,101 |
| RM Bonds and USD Denominated Consolidated and Rescheduled Debts | 489,497 | - |
| Deferred liabilities | - | 132 |
| Deferred taxation | 505 | 505 |
| | 895,993 | (64,726) |
| Net tangible assets/(liabilities) per share (RM) | 0.75 * | (1.40) |

* Without taking into account the redeemable cumulative convertible preference shares.

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

SILVERSTONE CORPORATION BERHAD (41515-D)
( formerly known as ANGKASA MARKETING BERHAD )
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2003 (Cont'd)
The figures have not been audited.

## CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Share Capital RM'000 | RCCPS# RM'000 | Share Premium RM'000 | Translation Reserves RM'000 | Other Reserves RM'000 | Accumulated Losses RM'000 | Total RM'000 |
|---|---|---|---|---|---|---|---|
| Balance at 1 July 2002 | 147,451 | - | 72,810 | 97,649 | 1,047 | (509,961) | (191,004) |
| Amortisation of reserve on consolidation | - | - | - | - | (120) | - | (120) |
| Translation gains on net equity of foreign subsidiary companies | - | - | - | 575 | - | - | 575 |
| Share in post-acquisition reserve of associated companies | - | - | - | 47 | - | - | 47 |
| Realisation of reserves on disposal of associated companies | - | - | - | (687) | - | - | (687) |
| Reserve on consolidation on acquisition of a subsidiary company | - | - | - | - | 34,762 | - | 34,762 |
| Others | - | - | - | - | 113 | (117) | (4) |
| Net gains/(losses) not recognised in consolidated income statement | - | - | - | (65) | 34,755 | (117) | 34,573 |
| Net profit for the financial period | - | - | - | - | - | 123,584 | 123,584 |
| GWRS implementation: | | | | | | | |
| Capital reconstruction | (103,216) | - | - | - | - | 103,216 | - |
| Ordinary shares issued: | | | | | | | |
| - acquisition of a subsidiary company | 240,143 | - | 8,715 | - | - | - | 248,858 |
| - settlement of debts | 54,157 | - | - | - | - | - | 54,157 |
| RCCPS issued for the settlement of debts | - | 322 | 31,915 | - | - | - | 32,237 |
| Balance at 31 March 2003 | 338,535 | 322 | 113,440 | 97,584 | 35,802 | (283,278) | 302,405 |

# Redeemable cumulative convertible preference shares of RM0.01 each issued at RM1.00 each pursuant to the GWRS.

Note: There are no comparative figures as this is the first year the interim financial report is prepared in accordance with MASB 26 - *Interim Financial Reporting*.

(The Condensed Consolidated Statement of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

**SILVERSTONE CORPORATION BERHAD** (41515-D)
( formerly known as ANGKASA MARKETING BERHAD )

(Incorporated in Malaysia)

## Interim report for the third quarter ended 31 March 2003 (Cont'd)

The figures have not been audited.

# CONDENSED CONSOLIDATED CASH FLOW STATEMENT

| | CURRENT YEAR-TO-DATE 31/3/2003 RM'000 |
|---|---|
| OPERATING ACTIVITIES | |
| Net profit before tax | 107,559 |
| Adjustments for: | |
| Non-cash items | (124,629) |
| Non-operating items | 29,016 |
| Operating profit before changes in working capital | 11,946 |
| Changes in working capital | |
| Net change in current assets | 71,472 |
| Net change in current liabilities | (21,473) |
| Others | 1,239 |
| | 63,184 |
| INVESTING ACTIVITIES | |
| Equity investments | - |
| Others | 17,431 |
| | 17,431 |
| FINANCING ACTIVITIES | |
| Issue of shares | - |
| Dividend paid to shareholders | - |
| Repayment of bonds | (27,068) |
| Bank borrowings | (68,662) |
| Short term deposits earmarked for bonds redemption | 32,820 |
| Others | 30 |
| | (62,880) |
| Net change in cash and cash equivalents | 17,735 |
| Effects of exchange rate changes | (9) |
| Cash and cash equivalents at beginning of the year | 42,468 |
| Cash and cash equivalents at end of the period | 60,194 |

Note: There are no comparative figures as this is the first year the interim financial report is prepared in accordance with MASB 26 - *Interim Financial Reporting.*

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

# NOTES TO THE CONDENSED FINANCIAL STATEMENTS

## 1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26 "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2002.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2002 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have material effect on the financial results of the Group for the financial year-to date.

## 2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2002. However, the auditors drew attention concerning the financial position of the Group and the Company and the plans of the Directors to implement a scheme involving the restructuring of the Group's and the Company's debts and the rationalisation of the Group's structure. The restructuring scheme has been implemented during the quarter under review with further details disclosed in Note 20.

## 3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

## 4. Unusual items

Other than disclosed in this report, there were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

## 5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial year or in the prior financial years.

## 6. Debt and equity securities

Pursuant to the Group Wide Restructuring Scheme ("GWRS"), the issuance of debt and equity securities during the current quarter are as follows:

For the quarter ended 31 March 2003, the issued and fully paid-up ordinary shares of the Company have been increased from 147,451,096 ordinary shares of RM1.00 each to 338,535,410 ordinary shares of RM1.00 each arising from the following:

(i) a capital reduction of RM0.70 in each existing issued and fully paid-up ordinary share of RM1.00 each in the Company;

(ii) issuance of 4 new ordinary shares of RM0.30 each at par for cash;

(iii) a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each, thereby consolidating 147,451,100 ordinary shares of RM0.30 each to 44,235,330 ordinary shares of RM1.00 each;

6. Debt and equity securities (Cont'd)

(iv) issuance of 174,308,340 ordinary shares of RM1.00 each at a premium of RM0.05 per share and 65,834,826 ordinary shares of RM1.00 each at par as consideration for the acquisition of 100% equity interest in Silverstone Berhad; and

(v) issuance of 54,156,914 ordinary shares of RM1.00 each at par as part of the settlement of debts.

During the quarter, the Group has also issued 32,236,788 Redeemable Cumulative Convertible Preference Shares of RM0.01 each at a premium of RM0.99 per share as part of the settlement of debts.

In addition, the Group has also issued RM176.35 million in nominal value of RM denominated bonds ("RM Bonds") and USD153.19 million (equivalent to RM582.12 million) in nominal amount of USD denominated Consolidated and Rescheduled Debts as part of the consideration for the settlement of debts.

The Group has redeemed RM6.62 million RM Bonds and USD5.38 million (or RM20.45 million) of USD denominated Consolidated and Rescheduled Debts during the quarter.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:-

| | Motor RM'000 | Tyre RM'000 | Investment & Others RM'000 | Group RM'000 |
|---|---|---|---|---|
| Total revenue | 100,614 | 214,871 | 1,045 | 316,530 |
| Inter-segment revenue | (10) | - | - | (10) |
| External revenue | 100,604 | 214,871 | 1,045 | 316,520 |
| Profit/(Loss) from operations | (5,392) | (12,926) | 189,631 | 171,313 |
| Finance costs | | | | (50,506) |
| Share in results of associated companies | | | | (13,248) |
| Profit before taxation | | | | 107,559 |

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

Other than disclosed in Note 20, there were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no changes in the composition of the Group for the current quarter and financial year-to-date except for the following :

a) On 29 November 2002, the Company has disposed of a subsidiary company, Angkasa Transport Equipment Sdn Bhd together with its associated company, Hefei Jianghuai Automotive Co Ltd and its investment in the equity interest in Anhui Jianghuai Automotive Chassis Co Ltd to Lion Asiapac Limited ("LAP"), a company listed on the Singapore Exchange Securities Trading Limited, for a total consideration of SGD37,255,682 (equivalent to RM80.5 million) wholly satisfied by the issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP at par together with 149,022,728 free detachable LAP warrants attached.

## 11. Changes in the composition of the Group (Cont'd)

The effect of the disposal on the financial results of the Group is as follow:

| | CUMULATIVE QUARTER | |
|---|---|---|
| | CURRENT YEAR TO DATE 31/3/2003 RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 31/3/2002 RM'000 |
| Revenue | - | - |
| Profit /(Loss) before taxation | (17) | 2,354 |
| Net profit/(loss) for the period | (17) | 2,059 |

The effect of the disposal on the financial position of the Group is as follow:

| | AS AT END OF CURRENT QUARTER 31/3/2003 RM'000 | AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000 |
|---|---|---|
| Associated companies | 32,809 | 32,823 |
| Other investment | 31,619 | 31,619 |
| Current assets | 25 | 18 |
| Current liabilities | (10,204) | (10,204) |
| Net assets | 54,249 | 54,256 |
| Currency translation | (687) | (701) |
| Net assets disposed of | 53,562 | 53,555 |

The disposal has no material impact on the cashflow of the Group.

b) On 14 March 2003, pursuant to the GWRS, the Company acquired 100% equity interest in Silverstone Berhad ("Silverstone") from Amsteel Corporation Berhad and its subsidiary companies, Lion Corporation Berhad ("LCB") and its subsidiary companies, Datuk Cheng Yong Kim and parties deemed connected to Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim (collectively referred to as the "Relevant Silverstone Shareholders") and from the minority shareholders of Silverstone for a total consideration of RM255.68 million which was satisfied in the following manner:
(i) the issuance of 174.31 million new ordinary shares of RM1.00 each at a premium of RM0.05 per share to the Relevant Silverstone Shareholders;
(ii) settlement of inter-company indebtedness by netting-off RM6.82 million against amount owing by LCB and its subsidiary companies to the Group ; and
(iii) the issuance of 65.83 million ordinary shares of RM1.00 each at par to the minority shareholders of Silverstone.

The effect of the acquisition on the financial results of the Group is as follow:

| | CUMULATIVE QUARTER | |
|---|---|---|
| | CURRENT YEAR TO DATE 31/3/2003 RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 31/3/2002 RM'000 |
| Revenue | 20,490 | - |
| Profit /(Loss) before taxation | (50) | - |
| Net profit/(loss) for the period | (50) | - |

## 11. Changes in the composition of the Group (Cont'd)

The effect of the acquisition on the financial position of the Group is as follow:

| | AS AT END OF CURRENT QUARTER 31/3/2003 RM'000 | AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000 |
|---|---|---|
| Fixed assets | 252,994 | - |
| Deferred tax assets | 23,158 | |
| Current assets | 134,171 | - |
| Current liabilities | (86,999) | - |
| Net assets | 323,324 | - |
| Net assets acquired | 323,324 | - |

The acquisition has no material impact on the cashflow of the Group.

## 12. Changes in contingent liabilities or contingent assets

The contingent liabilities (unsecured) in respect of guarantees or indemnities given by the Group for credit facilities obtained and utilised by an associated company of RM152.5 million was crystallised upon implementation of the GWRS.

## 13. Review of performance

On a year-to-date basis, the Group recorded a lower revenue following the cessation of the steel trading operation and the completion of the disposal of 51% equity interest in each of Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd in the last financial year. However, the decrease was mitigated by the higher revenue achieved by the Tyre division through Dong Feng Lion Tyre Co Ltd and Silverstone Berhad, a wholly-owned subsidiary company acquired during the quarter.

With gains from waiver of principal by lenders under the GWRS of RM146.1 million and from disposal of subsidiary and associated companies of RM31.6 million, the Group reported a profit before taxation of RM107.6 million.

## 14. Comparison with the preceding quarter's results

Following the incorporation of the revenue of a subsidiary company acquired during the quarter, Silverstone Berhad, the Group registered a higher revenue of RM105.7 million as compared to RM97.0 million in the last quarter. The profit before taxation was, however, significantly higher at RM115.6 million as against RM13.0 million in the preceding quarter due mainly to the gain from waiver of principal by lenders under the GWRS of RM146.1 million.

## 15. Prospects

The current high prices of natural rubber is affecting the performance of the Group's Tyre manufacturing operations. Coupled with the slowdown in the global economies as a result of the spreading of Severe Acute Respiratory Syndrome ("SARS"), the operating performance of the Group for the next quarter is expected to be lower.

## 16. Profit forecast / profit guarantee

Under the GWRS, the Group has forecasted a net profit after taxation and minority interests for the financial year ending 30 June 2003 to be RM142.0 million. However, with the current high cost in raw materials especially natural rubber, the performance of the Group is expected to be adversely affected. As such, the forecasted financial result for the financial year ending 30 June 2003 is unlikely to be attainable.

## 17. Taxation

| | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER 31/3/2003 RM'000 | PRECEDING YEAR CORRESPONDING QUARTER 31/3/2002 RM'000 | CURRENT YEAR TO DATE 31/3/2003 RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 31/3/2002 RM'000 |
| In respect of current period: | | | | |
| - income tax | (30) | - | 143 | 23 |
| In respect of prior years: | | | | |
| - income tax | 34 | 467 | 34 | 481 |
| Share in taxation of associated companies | (1) | 257 | (13) | 468 |
| | 3 | 724 | 164 | 972 |

The Group's effective tax rate is lower than the statutory tax rate due mainly to income which are capital in nature and are not subject to income tax.

## 18. Unquoted investments and/or properties

| | INDIVIDUAL QUARTER | CUMULATIVE QUARTER |
|---|---|---|
| | CURRENT YEAR QUARTER 31/3/2003 RM'000 | CURRENT YEAR TO DATE 31/3/2003 RM'000 |
| Profits/(losses) on disposal of unquoted investments | - | 31,623 |
| Profits/(losses) on disposal of properties | - | - |

## 19. Quoted securities

a. Pursuant to the GWRS, the Company received from Amsteel Corporation Berhad ("Amsteel") 28.92 million new ordinary shares of RM1.00 each issued at par as part of the settlement of inter-company debts owing by Amsteel and its subsidiary companies.

Other than the above mentioned, there were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at end of the reporting period are as follows:

| | RM'000 |
|---|---|
| At costs | 117,442 |
| At net book value | 117,442 |
| At market value | 42,624 |

## 20. STATUS OF CORPORATE PROPOSALS

**A) The status of corporate proposals as announced to the Kuala Lumpur Stock Exchange are as follows:**

| No. | Date of Announcement | Subject | Status |
|---|---|---|---|
| (I) | 5.7.2000,<br>19.10.2000,<br>26.2.2001,<br>30.3.2001,<br>2.5.2001,<br>8.10.2001,<br>26.3.2002,<br>9.5.2002,<br>12.7.2002,<br>19.7.2002,<br>5.8.2002,<br>5.9.2002,<br>16.9.2002,<br>10.10.2002,<br>28.11.2002,<br>8.1.2003,<br>9.1.2003,<br>29.1.2003,<br>30.1.2003,<br>6.2.2003,<br>17.2.2003,<br>20.2.2003,<br>21.2.2003,<br>25.2.2003,<br>3.3.2003<br>and<br>19.3.2003 | Proposed Group Wide Restructuring Scheme ("Proposed GWRS") with the<br><br>a) consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group;<br><br>b) reorganise and restructure the Group's business.<br><br>The Proposed GWRS involve, *inter alia*, the following corporate proposals:<br><br>i) Proposed capital reduction of RM0.70 in each of the existing issued and paid-up capital of RM1.00 each in the Company and thereafter consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each ("Proposed Capital Reconstruction Exercise")<br><br>ii) Proposed acquisition of 100% equity interest in Silverstone Berhad from Amsteel Corporation Berhad ("Amsteel") Group, Lion Corporation Berhad ("LCB") Group, Datuk Cheng Yong Kim, parties deemed connected to Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim and all other minority shareholders of Silverstone Berhad at a consideration of RM255.68 million to be satisfied by:<br><br>(a) netting off against inter-company balance with the LCB Group; and<br>(b) issuance of shares in the Company.<br><br>iii) Proposed disposal of 20% equity interest in Avenel Sdn Bhd ("Avenel") to Amsteel and the payment to Amsteel of RM80.63 million in respect of the proposed disposal, in view of the excess of Avenel's debts over the fair value of Avenel's assets.<br><br>(continue on next page) | Approval obtained from:<br>a) Ministry of International Trade and Industry on 23.4.2002;<br>b) Foreign Investment Committee on 27.4.2002, 7.5.2002 and 23.5.2002;<br>c) Bank Negara Malaysia on 3.5.2002, 17.5.2002 , 20.6.2002, 29.10.2002 and 30.1.2003;<br>d) Securities Commission on 9.7.2002;<br>e) Scheme Creditors on 16.9.2002;<br>f) Shareholders of the Company on 30.1.2003; and<br>g) approval-in-principle of the Kuala Lumpur Stock Exchange ("KLSE") for the listing of and quotation for the new shares to be issued pursuant to the Proposed GWRS on 28.2.2003.<br><br>Orders granted by the High Court of Malaya pursuant to:<br><br>(i) Section 176(3) of the Companies Act, 1965 ("Act"), sanctioning the proposed scheme of arrangement between the Company and its creditors on 30.1.2003; and<br><br>(ii) Section 64 of the Act confirming the Proposed Capital Reconstruction Exercise on 17.2.2003.<br><br>The conditions precedent as set out in Section 11 of the Circular to Shareholders issued by the Company dated 9 January 2003 pursuant to the Proposed GWRS have been satisfied and the following have been effected :<br><br>(i) the Proposed Corporate Restructuring Exercise (including the Proposed Capital Reconstruction Exercise for the Company); and<br><br>(ii) the issuance of the RM denominated Bonds, USD denominated consolidated and rescheduled debts, new ordinary shares and new redeemable cumulative convertible preference shares by the Company to the Scheme Creditors of the Company. |

## 20. STATUS OF CORPORATE PROPOSALS (Cont'd)

| No. | Date of Announcement | Subject | Status |
|---|---|---|---|
| (II) | 5.8.2002, 24.9.2002, 2.12.2002, 19.12.2002, 13.3.2003, 28.3.2003, 31.3.2003 and 28.4.2003 | i) Proposed disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46) ("Proposed Disposal'); and<br>ii) Proposed settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and proposed waiver of the interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million) ("Proposed Settlement"). | Approval obtained from:<br>(i) Securities Commission on 16.12.2002;<br>(ii) Shareholders of the Company on 28.3.2003; and<br>(iii) Commission on Foreign Trade and Economic Cooperation on 24.4.2003.<br><br>The Proposed Disposal and the Proposed Settlement were deemed completed on 24.4.2003. |

**B) Status of utilisation of proceeds from corporate proposals**

| Corporate Proposal | Proposed Utilisation | | Status | |
|---|---|---|---|---|
| | | | Paid | Outstandings |
| | | RM'million | RM'million | RM'million |
| Disposal of 51% equity interest in each of Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd to Suzuki Motor Corporation for a cash consideration of RM1,227,789 and RM26,682,706 respectively. | i) Repayment of borrowings | 27.89 | 15.89 | 12.00 |
| | ii) Expenses | 0.02 | 0.02 | - |
| | | 27.91 | 15.91 | 12.00 |

## 21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :-

| | Short Term | Long Term | Total |
|---|---|---|---|
| | RM'000 | RM'000 | RM'000 |
| Borrowings: | | | |
| Secured | 78,838 | 5,539 | 84,377 |
| Unsecured | 435,239 | - | 435,239 |
| | 514,077 | 5,539 | 519,616 |
| Debt securities : | | | |
| - RM Bonds | 23,415 | 110,186 | 133,601 |
| - USD Denominated Consolidated and Rescheduled Debts | 86,512 | 379,311 | 465,823 |
| | 109,927 | 489,497 | 599,424 |
| Total borrowings and debt securities | 624,004 | 495,036 | 1,119,040 |

## 21. Group's borrowings and debt securities (Cont'd)

The Group's borrowings and debt securities are denominated in the following currencies :

| | Foreign Currency '000 | RM'000 |
|---|---|---|
| Borrowings: | | |
| - Ringgit Malaysia | - | 111,495 |
| - US Dollar | 12,911 | 48,921 |
| - Rmb | 782,344 | 359,018 |
| - New Taiwan Dollar | 1,658 | 182 |
| | | 519,616 |
| Debt securities: | | |
| - Ringgit Malaysia | - | 133,601 |
| - US Dollar | 122,585 | 465,823 |
| | | 599,424 |

## 22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

## 23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

## 24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

## 25. Earnings / (Loss) per share

**Basic**

Earnings/(loss) per share is calculated by dividing the Group's profit/(loss) after tax and minority interests by the weighted average number of shares in issue of 77.53 million (31.3.2002: 44.24 million) shares for the current year-to-date and 145.61 million (31.3.2002: 44.24 million) shares for the current quarter.

**Fully diluted**

The fully diluted earnings/(loss) per share has been calculated based on the Group's profit/(loss) after tax and minority interests by the weighted average number of shares in issue of 77.53 million (31.3.2002: 44.24 million) shares for the current year-to-date and 145.61 million (31.3.2002: 44.24 million) shares for the current quarter. The weighted average number of shares is arrived at without taking into account the number of shares to be issued under the Executive Share Option Scheme in the computation since it does not has any dilutive effect on the basic earnings/(loss) per share.

## 26. Conditions imposed by Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the GWRS which included the requirements to disclose the status of the following:

(a) Status and progress of the turnaround exercise for loss-making operations;

(b) Status of the proposed divestment programme; and

(c) Status of the issues affecting the joint-venture companies of the Silverstone Corporation Berhad in the People's Republic of China.

Please refer to Appendix I to III for the above details.

**SILVERSTONE CORPORATION BERHAD** (41515-D) **Appendix I**

( formerly known as ANGKASA MARKETING BERHAD )
(Incorporated in Malaysia)

**Status and progress of the turnaround exercise for loss-making operations**

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

| Steps taken or to be taken | Status and progress |
|---|---|
| (a) **Subsidiary company**<br>**Dong Feng Lion Tyre Co Ltd** | |
| (i) Replacement of key management staff including the General Manager, Assistant General Manager, Marketing Manager and Purchasing Manager. | (i) Implemented |
| (ii) Strengthening control mechanism over credit control and collections system, purchasing and factory production overhead system, capital expenditure and authority limit level documentation. | (ii) In progress |
| (iii) Review of production mix and introduction of changes to the sizes and patterns of the tyres produced to suit the market demand. | (iii) In progress |
| (b) **Associated companies**<br>**Nanjing Jincheng Machinery Co Ltd** | |
| (i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasked with meeting stringent performance target. | (i) Implemented |
| (ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases. | (ii) In progress |
| (iii) Maximisation of efficiency of existing production capability and divestment of idle assets. | (iii) In progress |
| **Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")** | |
| With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. | Done |
| (c) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turn them around. | On-going |

**SILVERSTONE CORPORATION BERHAD** (41515-D) **Appendix II**

( formerly known as ANGKASA MARKETING BERHAD )

(Incorporated in Malaysia)

**Proposed Divestment Programme**

(i) Status of the Proposed Divestment Programme

| Stages of the Assets to be Divested | Proposed Divestment Programme (Per GWRS) | Completed Before December 2002 | Divestment Concluded Subsequent to December 2002 | | | |
|---|---|---|---|---|---|---|
| | | | | Amount Received/to be Received (Jan-Dec 03) | | |
| | | | Total | (a) Received in Current Quarter | (b) Projected to December 2003 | (a) + (b) Projected Full Year |
| | RM'million | RM'million | RM'million | RM'million | RM'million | RM'million |
| **By 31 December 2002** | | | | | | |
| Non-listed shares in automotive industry companies ** | 54.7 | 54.7 | - | - | - | - |
| **By 31 December 2003** | | | | | | |
| Non-listed shares in automotive industry companies | 83.8 | - | - | - | 83.8 | 83.8 |
| **By 31 December 2004** | | | | | | |
| Wuhan Fortune Motor Co Ltd ## | 42.7 | - | 43.1 | - | 6.1 | 6.1 |
| Non-listed shares in automotive industry companies | 30.7 | - | - | - | - | - |
| | 73.4 | | | | | |
| **By 31 December 2005** | | | | | | |
| Non-listed shares in tyre industry companies | 75.6 | - | - | - | - | - |
| **By 31 December 2006** | | | | | | |
| Non-listed shares in automotive industry companies | 94.7 | | | | | |
| Total | 382.2 | 54.7 | 43.1 | - | 89.9 | 89.9 |

** The entire divestment proceeds of RM243.7 million was received by Silverstone Corporation Berhad ("SCB"), of which RM189 million had been utilised earlier by SCB to repay certain borrowings and to repay the Security Providers of Avenel Sdn Bhd.

The Group will, if necessary, divest other assets which are not part of the Proposed Divestment Programme, to redeem/repay the Bonds and USD debts.

(ii) Transactions completed during the quarter

There were no transactions completed during the quarter.

However, the details of the assets divested which was completed on 24 April 2003 are as follow:

| Description of assets/businesses | Status: Received | Status: Outstanding | Utilisation | |
|---|---|---|---|---|
| | RM' million | RM'million | | RM'million |
| ## | | | | |
| Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune to Tri-Ring for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and | 13.04 | 30.42 | Repayment of borrowings | 43.11 |
| | The outstanding balance will be paid in the following manner: | | Estimated expenses | 0.35 |
| | | | Gross proceed | 43.46 |
| Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb 94.66 million (equivalent to approximately RM43.46 million) and proposed waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately | Before 15 August 2003 | 6.084 | The amount received is currently being deposited in an escrow account. | |
| | Before 15 August 2004 | 6.084 | | |
| | Before 15 August 2005 | 6.084 | | |
| | Before 15 August 2006 | 6.084 | | |
| | Before 15 August 2007 | 6.084 | | |
| | | 30.42 | | |

(iii) Utilisation of the divestment proceeds received

This note is not applicable.

**Appendix III**

**ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF SILVERSTONE CORPORATION BERHAD (FORMERLY KNOWN AS ANGKASA MARKETING BERHAD) ("SCB") IN THE PEOPLE'S REPUBLIC OF CHINA**

| No. | Issues | Joint-Venture Company ("**JV Co.**") | Steps taken or to be taken to resolve the Issues | Status as at 28 April 2003 |
|---|---|---|---|---|
| 1. | Land Use Right(s) for land(s) ("**LUR**") and Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint venture agreement | | The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.: | |
| | | Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%) | PRC Party: Changsha Auto Engine General Factory<br><br>Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC<br><br>Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC | The PRC Parties are in the process of effecting the transfer of the LUR and/or POR to the JV Co. and will endeavour to complete the transfer by 30 June 2004. |
| | | Nanjing Jinyi Casting Co Ltd (SCB Group's equity holding : 60%) | PRC Party: Nanjing Jincheng Machinery Factory<br><br>Building: No. 38, Dong Tong Qiao, Bai Xia District, Nanjing City, Jiangsu Province, PRC | The POR has been transferred on 3 March 2003. |
| | | Dong Feng Lion Tyre Co Ltd ("Dong Feng") (SCB Group's equity holding : 55%) | PRC Party: China Dong Feng Tyre Factory<br><br>Building: No. 221, Hanjiang Road, Shiyan City, Hubei Province, PRC | Dong Feng is seeking a letter of confirmation from the relevant authorities in the PRC that the POR belong to Dong Feng. The letter of confirmation is expected to be received by 30 June 2003. |

**ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF SILVERSTONE CORPORATION BERHAD (FORMERLY KNOWN AS ANGKASA MARKETING BERHAD) ("SCB") IN THE PEOPLE'S REPUBLIC OF CHINA**

| No. | Issues | Joint-Venture Company ("**JV Co.**") | Steps taken or to be taken to resolve the Issues | Status as at 28 April 2003 |
|---|---|---|---|---|
| 2. | The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Foreign Trade and Economic Commission ("**MOFTEC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC. | Jiangxi Fuqi Motor Co Ltd ("JFM") (SCB Group's equity holding : 50%) | JFM's existing total investment is USD37.50 million (equivalent to approximately RM142.50 million). The Management of SCB Group had liaised with the PRC Party, Jiangxi Fuqi Automobile Factory, to seek the approval for the reduction of JFM's capital by USD7.50 million (equivalent to approximately RM28.50 million) to USD30 million (equivalent to approximately RM114 million). | JFM will endeavour to resolve the Issue by 30 June 2004. |
| | | Dong Feng (SCB Group's equity holding : 55%) | Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOFTEC in Beijing through the provincial MOFTEC for the excess of USD33.20 million (equivalent to approximately RM126.16 million). | The provincial MOFTEC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOFTEC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing. |